DWS
                                                                         Scudder
                                                             Deutsche Bank Group

                                                  DWS Scudder Distributors, Inc.
                                                       222 South Riverside Plaza
                                                          Chicago, Il 606-6-5808
                                                                 (800) 6221-1148

Dear Financial Services Firm ("you" or "Intermediary"),

As principal underwriter of the DWS Funds, we (or a predecessor firm) or our affiliate have entered into a selling group or other agreement or agreements (the "Agreement") with you to permit you, as applicable, to sell, service, or facilitate trading in shares of the DWS Funds (collectively, the "Shares").

This amendment to the Agreement is entered into as of the date indicated in the signature block below, with an effective date of October 16, 2007, or such earlier date as of which you begin providing the Shareholder information described below, and includes the following provisions:

     1. AGREEMENT TO PROVIDE INFORMATION. Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number ("TIN"), the Individual Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through each account maintained by the Intermediary during the period covered by the request.

     2. PERIOD COVERED BY REQUEST. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

     3. FORM AND TIMING OF RESPONSE.

          (a) Intermediary agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in paragraph 1 above. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in paragraph 1 is itself a financial intermediary ("indirect intermediary") and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in paragraph 1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from

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          purchasing, in nominee name on behalf of other persons, securities issued by the Fund.

          (b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

          (c) To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format

     4. LIMITATIONS ON USE OF INFORMATION. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

     5. AGREEMENT TO RESTRICT TRADING. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established or utilized by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

     6. FORM OF INSTRUCTIONS. Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

     7. TIMING OF RESPONSE. Intermediary agrees to execute instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

     8. CONFIRMATION BY INTERMEDIARY. Intermediary must provide written confirmation to the Fund that instructions from the Fund to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

     9. DEFINITIONS. For purposes of this amendment:

          9.1 The term "Fund" includes the fund's principal underwriter and transfer agent. The term does not include any "excepted funds" as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.*

          9.2 The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

          9.3 Except as otherwise provided in this paragraph 9.3, the term "Shareholder" means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name. If you are a retirement plan recordkeeper, the term "Shareholder" means each retirement plan participant notwithstanding that the retirement plan may be deemed to be the beneficial owner of Shares. If you are an insurance company, the term "Shareholder" means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

          9.4 The term "written" includes electronic writings and facsimile transmissions.

          9.5 The term "Intermediary" shall mean a "financial institution" as defined in SEC Rule 22c-2.

          9.6 The term "purchase" does not include the automatic reinvestment of dividends.

          9.7 The term "promptly" as used in paragraph 3(a) shall mean as soon as practicable but in no event later than ten business days from the Intermediary's receipt of the request for information from the Fund or its designee.


DWS SCUDDER DISTRIBUTORS, INC.

By:  /s/
     -------------------------------
Name:  Philipp Hensler
Title: Chief Executive Officer


FIRM:  UNITED OF OMAHA LIFE INSURANCE COMPANY

By:/s/
     -------------------------------
Name:  Michael E. Huss
Title: Senior Vice President, Associate
       General Counsel and Corporate Secretary

Date:  April 9, 2007


* As defined in SEC Rule 22c-2(b), the term "excepted fund" means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the funds.